Via Facsimile and U.S. Mail
Mail Stop 6010

September 18, 2008

Mr. Chen Guocheng
Royaltech Corp.
Chief Financial Officer
Donghu Ecological Economic Development Zone
Changchun City, Jilin Province. P.R.C.

      Re: Royaltech Corp.
             Item 4.01 Form 8-K
             Filed September 15, 2008
             File No. 000-52716

Dear Mr. Guocheng:

      We have completed our review of your Form 8-K and have no further comments at this time.

                Sincerely,

                Tabatha Akins
                Staff Accountant